Exhibit 99.1

SIMPPLE LTD. AND ITS SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	514,825	960,515	753,168
Account receivables	496,012	1,949,659	1,528,785
Lease receivables - current	28,320	21,240	16,655
Deposits, prepaid expenses and other current assets	1,812,639	4,304,711	3,375,450
Inventory	793,470	908,389	712,294
Total current assets	3,645,266	8,144,514	6,386,352

Non-current assets
Intangible assets	2,398,020	2,866,762	2,247,912
Property and equipment, net	7,017	206,675	162,060
Right-of-use assets	136,970	91,230	71,536
Lease receivables – non-current	21,963	14,883	11,669
Deposits, prepaid expenses and other non-current assets	408,020	136,006	106,646
Total non-current assets	2,971,990	3,315,556	2,599,823
TOTAL ASSETS	6,617,256	11,460,070	8,986,175

LIABILITIES
Current liabilities
Account payables	898,984	1,294,367	1,014,951
Accruals and other current liabilities	470,335	527,590	413,699
Other payables - related parties	299,809	449,810	352,709
Contract liabilities	1,882,376	2,161,390	1,694,809
Short-term borrowings - current	-	3,273,000	2,566,455
Bank loans – current	520,740	262,110	205,528
Lease liabilities – current	85,582	44,295	34,733
Total current liabilities	4,157,826	8,012,562	6,282,884

Non-current liabilities
Lease liabilities – non-current	13,294	5,396	4,231
Total non-current liabilities	13,294	5,396	4,231
TOTAL LIABILITIES	4,171,120	8,017,958	6,287,115

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0008 par value, 62,500,000 shares authorized, 3,539,790 and 4,873,144 issued and outstanding as of December 31, 2024 and June 30, 2025 respectively*	2,060	2,060	1,615
Additional paid-in capital	17,037,325	19,588,926	15,360,249
Accumulated deficit	(14,630,797)	(16,200,898)	(12,703,598)
Translation reserve	37,548	52,024	40,794
Total shareholders’ equity	2,446,136	3,442,112	2,699,060

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,617,256	11,460,070	8,986,175

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE PERIOD ENDED JUNE 30, 2024 AND 2025

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Revenues	1,411,688	3,484,961	2,732,660
Cost of revenues	(512,334)	(1,859,376)	(1,457,991)
Gross profit	899,354	1,625,585	1,274,669

Operating expenses:
General and administrative expenses	(3,333,442)	(3,187,402)	(2,499,335)
Total operating expenses	(3,333,442)	(3,187,402)	(2,499,335)

Loss from operations	(2,434,088)	(1,561,817)	(1,224,666)

Other income (loss), net:
Other income	75,399	220,735	173,085
Interest expense	(19,359)	(223,900)	(175,567)
Other expense	(3,800)	(5,119)	(4,014)
Total other income (loss)	52,240	(8,284)	(6,496)

Loss before tax expense	(2,381,848)	(1,570,101)	(1,231,162)
Income tax expense	128,612	-	-
Net loss	(2,253,236)	(1,570,101)	(1,231,162)

Other comprehensive (loss) income:
Foreign currency translation adjustment, net of income tax	(4,655)	14,476	11,351
Total comprehensive loss	(2,257,891)	(1,555,625)	(1,219,811)

Net loss per share attributable to ordinary shareholders
Basic and diluted*	(1.111)	(0.322)	(0.253)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	2,028,246	4,873,144	4,873,144

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse stock split.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Ordinary shares		Additional paid in	Accumulated	Accumulated other comprehensive
	No of Shares*	Par value	capital	Deficit	losses	Total
		S$	S$	S$	S$	S$
Balance as of December 31, 2023	2,028,246	2,060	14,243,630	(10,697,832)	(1,200)	3,546,658
Net loss	-	-	-	(2,253,236)	-	(2,253,236)
Other comprehensive losses	-	-	-	-	(4,655)	(4,655)
Balance as of June 30, 2024	2,028,246	2,060	14,243,630	(12,951,068)	(5,855)	1,288,767

Balance as of December 31, 2024	3,539,790	2,060	17,037,325	(14,630,797)	37,548	2,446,136
Capital contribution by shareholders	1,333,354	-	2,551,601	-	-	2,551,601
Net loss	-	-	-	(1,570,101)	-	(1,570,101)
Other comprehensive losses	-	-	-	-	14,476	14,476
Balance as of June 30, 2025	4,873,144	2,060	19,588,926	(16,200,898)	52,024	3,442,112

	US$	US$	US$	US$	US$
Balance as of June 30, 2025	1,615	15,360,249	(12,703,598)	40,794	2,699,060

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

SIMPPLE LTD. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,253,236)	(1,570,101)	(1,231,162)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	307,556	446,469	350,089
Reversal of inventory written-off	-	(206,675)	(162,060)
Change in operating assets and liabilities
Account receivables	3,552,951	(1,453,647)	(1,139,847)
Deposits, prepaid expenses and other current assets	(418,807)	(2,220,058)	(1,740,812)
Inventory	12,235	(114,919)	(90,111)
Account payables	(16,437)	395,383	310,031
Accruals and other payables	(275,839)	57,255	44,895
Contract liabilities	299,874	279,014	218,783
Lease receivables	14,160	14,160	11,103

Net cash generated from (used in) operating activities	1,222,457	(4,373,119)	(3,429,091)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(15,902)	-	-
Capitalization of intangible assets	(410,123)	(862,454)	(676,275)

Net cash used in investing activities	(426,025)	(862,454)	(676,275)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loans	(467,959)	(258,630)	(202,799)
Repayment of other payables to related parties	-	150,001	117,620
Proceeds from short-term borrowings	-	3,273,000	2,566,455
Proceeds from issuance of ordinary shares	-	2,551,601	2,000,785
Principal payment of lease liabilities	(45,627)	(49,185)	(38,567)

Net cash (used in) generated from financial activities	(513,586)	5,666,787	4,443,494

Net change in cash and cash equivalents	282,846	431,214	338,128
Foreign currency translation	(4,655)	14,476	11,351
Cash and cash equivalents as of beginning of the period	1,187,459	514,825	403,689

Cash and cash equivalents as of end of the period	1,465,650	960,515	753,168

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid/(received) for income taxes	(128,612)	-	-
Cash paid for interest	19,359	223,900	175,568

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-5

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1	Organization and business overview

Simpple Ltd. (“SIMPPLE” or “Company”) was incorporated in the Cayman Islands on 24 August, 2022 as an exempted company. SIMPPLE is an investment holding company. Through its wholly owned subsidiaries, SIMPPLE is principally engaged in the provision of i) sale of facilities management software and ii) trading and maintenance of robotics equipment.

The condensed consolidated financial statements of the Company include the following entities:

SIMPPLE owns 100% interest in its subsidiaries which are in the table as below:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
IFSC Pte. Ltd. (“IFSC”)	March 18, 2016	100%	Singapore	Sale of facilities management software
Gaussian Robotics Pte. Ltd.	May 18, 2017	100%	Singapore	Provision of trading and maintenance of robotic equipment
Simpple Pte. Ltd.	October 13, 2020	100%	Singapore	Research and experimental development on environment and clean technologies
Simpple Australia Pty Ltd	September 6, 2023	100%	Australia	Sale of facilities management software

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on 21 October 2022. The Reorganization involved the transfer of 100% of the equity interests in IFSC and its wholly owned subsidiaries from its original shareholders to SIMPPLE. Consequently, SIMPPLE became the ultimate holding company of all the entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

2	Summary of significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated on consolidation.

F-6

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Going concern

The Company has incurred a net loss and significant cash outflows from cash used in operating activities over the last year, and as at June 30, 2025 had an accumulated loss of S$16,200,898 (US$12,703,598). These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Management has commenced a strategy to raise debt and equity. However, there can be no certainty that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern.

The condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated on consolidation.

Foreign currency translation

The functional currency for SIMPPLE and its subsidiaries, IFSC Pte. Ltd., Gaussian Robotics Pte. Ltd. and Simpple Pte. Ltd., is the Singapore Dollar (“S$”), while the functional currency for Simpple Australia Pty Ltd is Australian Dollar (“AUD”). The Company uses Singapore Dollar (“S$”) as its reporting currency.

In the condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the period in which they occur.

Translations of the condensed consolidated balance sheet, condensed consolidated statement of income and condensed consolidated statements of cash flow from S$ into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7841 = S$1, as set forth in the statistical release of the Federal Reserve System on June 30, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include allowance for credit losses on receivables, the useful lives of property and equipment, impairment of intangible assets and interest rate of leases. Actual results may differ from these estimates.

F-7

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use.

Deposits and prepayments

Deposits and prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and June 30, 2025, management believes that the Company’s prepayments and deposits are not impaired.

Account receivables and allowance for expected credit losses

Account receivables mainly represent amounts due from clients for sale of goods and services fees which are recorded net of allowance. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As at December 31, 2024 and June 30, 2025, the Company did not recognize any allowance for expected credit losses on account receivables.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Intangible assets

Intangible assets with finite lives are initially recorded at cost and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up.

We evaluate the recoverability of intangible assets with finite lives for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is measured by a comparison of the carrying amounts to the future discounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of intangible assets with finite lives is not recoverable, and the assets fair value is less than the carrying amount, an impairment charge is recognized. We have not recorded any material impairment charges during the periods presented.

The intangible asset is amortized using the straight-line approach over the estimated useful life as follows:

Software development cost	5 years

F-8

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fittings	3 years
Machineries	3 years
Office equipment & computers	1 year
Renovation	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the condensed consolidated statement of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment but comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2024 and 2025, no impairment of long-lived assets was recognized.

Contract assets and liabilities

The Company bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in account receivable and contract liabilities.

Leases

The Company is a lessee of non-cancellable operating leases for its corporate office premise and vehicles. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

F-9

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Leases (cont’d)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2024 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, account receivables, account payables, other payables to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC 606 required the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognised when the Company satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied performance obligation.

F-10

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Revenue recognition (cont’d)

The Company’s principal revenue streams include:

Sale of goods – Commercial customers

The Company supplies autonomous robotic cleaning equipment for commercial applications.

Revenue is recognised when the goods are delivered to the customer and all criteria for acceptance have been satisfied. No element of financing is deemed present as the sales are made with credit terms consistent with market practice. The Company recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts in its balance sheet.

Revenue from sale of goods – commercial customers also include revenue from comprehensive maintenance service. For these contracts. We account for the maintenance service separately from the sales of goods as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative stand-alone selling price (“SSP”) basis. The transactions price allocated to the sales of goods is recognized when transfer of control of the goods to the customer. The transaction price allocated to the comprehensive maintenance service is recognized over the contract term.

Sale of goods – Distributors

The Company also sells the above products wholesale to third party distributors. Sales are recognised when control of the products have transferred to these distributors, being when the products are delivered and accepted. The third-party distributors have limited discretion over sales channels and price to sell the products, and there are no unfulfilled obligations that could affect the distributors’ acceptance of the products. No element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice.

Software services rendered

Revenue from software services rendered is recognised in the accounting period in which the services are rendered, as a performance obligation satisfied over time. For fixed-price contracts, revenue is recognised based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. Payments for services rendered are not due from the customer until the services are complete and therefore a contract asset is recognised over the period in which the services are performed, representing the Company’s right to consideration for the services performed to date.

Revenue from software services rendered also include revenues from sales of hardware. For these contracts, we account for the hardware separately from the software service rendered as they are distinct performance obligations. Refer to the discussion below related to contracts with multiple performance obligations for further details. The transaction price is allocated to separate performance obligations on a relative SSP basis. The transaction price allocated to the hardware is recognized when transfer of control of the hardware to the customer is complete. The transaction price allocated to the software service is recognized ratably over contract term.

Contracts with multiple performance obligations

We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. We evaluate the terms and conditions included within our customer contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transactions price is allocated to the sperate performance obligations on a relative SSP basis. We determine SSP by considering the historical selling price of these performance obligations in similar transactions as well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing and current pricing practices.

F-11

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

iii)	Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors are considered key management personnel.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its condensed consolidated statements of income for the six months ended June 30, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings or Loss per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if convertible bonds to issue ordinary shares were exercised or converted into ordinary shares.

F-12

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

2	Summary of significant accounting policies (cont’d)

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, account receivable and other current assets.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s account receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The Company periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are carrying at fixed interest rate. There is no impact on the other comprehensive income.

Recent Accounting Pronouncements

The Company is an “ emerging growth company “ (“EGC “) as defined in the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act “). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued guidance expanding segment disclosure requirements. The amendments require enhanced disclosure for certain segment items and disclosure on how management uses reported measures to assess segment performance. The amendments do not change how segments are determined, aggregated, or how thresholds are applied to determine reportable segments. We will adopt the guidance for the fiscal year ending September 28, 2025 and do not expect the adoption of this guidance to have a significant impact on our consolidated financial statement disclosures.

In December 2023, the FASB issued guidance expanding disclosure requirements related to income taxes. The amendments require enhanced jurisdictional disclosures for the income tax rate reconciliation and related to cash income taxes paid. Additionally, certain disclosures related to unrecognized tax benefits and indefinite reinvestment assertions were removed. The amendments are effective for our fiscal year ending September 27, 2026. While we are still evaluating the specific impacts and timing of adoption, we anticipate this guidance will have a significant impact on our annual income tax disclosures.

In November 2024, the FASB issued guidance expanding disclosure requirements related to certain income statement expenses. The amendments require tabular disclosure of certain operating expenses disaggregated into categories, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The amendments are effective for our fiscal year ending October 1, 2028, and may be applied retrospectively. While we are still evaluating the specific impacts and adoption method, we anticipate this guidance will have a significant impact on our consolidated financial statement disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, statements of operations and cash flows.

F-13

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

3	Account receivables

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Account receivables	496,012	1,949,659	1,528,785
Less: allowance for doubtful accounts	-	-	-

Account receivables, net	496,012	1,949,659	1,528,785

4	Deposits, prepaid expenses and other current assets

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Current
Advances to suppliers	448,384	306,982	240,714
Deposits	66,921	160,543	125,886
GST receivables	23,026	-	-
Prepaid expenses	632,127	1,196,271	938,031
Other receivables	642,181	2,640,915	2,070,819

Deposits, prepaid expenses and other current assets	1,812,639	4,304,711	3,375,450

Non-current
Prepaid expenses	408,020	136,006	106,646

Deposits, prepaid expenses and other assets	2,220,659	4,440,717	3,482,096

5	Inventory

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Finished goods	793,470	908,389	712,294

6	Intangible assets

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Software development costs	3,486,415	4,348,869	3,410,075
Accumulated amortization	(1,088,395	(1,482,107)	(1,162,163)

Intangible assets, net of accumulated amortization	2,398,020	2,866,762	2,247,912

F-14

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

6	Intangible assets (cont’d)

Based on the carrying value of definite-lived intangible assets as of June 30, 2025, the Company estimates its amortization expense for following years will be as follows:

Amortization expense
S$
For six months period ended June 30,
2026	434,887
2027	402,197
2028	225,953
2029	197,455

Total amortization expense	1,260,492

Amortization expense of intangible assets for the six months ended Jun 30, 2025 is S$393,712 (US$ 308,721).

7	Plant and equipment, net

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Furniture and fittings	22,496	22,496	17,640
Machinery	142,419	349,095	273,736
Office equipment and computers	274,456	274,287	215,076
Renovation	49,406	49,406	38,741

Total	488,777	695,284	545,193

Less: accumulated depreciation	(481,760)	(488,609)	(383,133)

Net book value	7,017	206,675	162,060

Depreciation expenses recognized for the six months ended June 30, 2025 were S$52,757 (US$41,368) respectively.

8	Right-of-use assets and lease liabilities

As of June 30, 2025, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Motor vehicles	7 to 8 years
Corporate office premises	less than 0.5 year

F-15

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

8	Right-of-use assets and lease liabilities (cont’d)

(a)	Amount recognized in the condensed consolidated balance sheet:

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Right-of-use assets	136,970	91,230	71,536

Lease liabilities
Current	85,582	44,295	34,733
Non-current	13,294	5,396	4,231

	98,876	49,691	38,964

(b)	A summary of lease cost recognized in the Company’s condensed consolidated statements of income is as follows:

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Amortization charge of right-of-use assets	45,740	45,740	35,866

Interest of lease liabilities	6,477	2,919	2,289

9	Accruals and other current liabilities

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Other accruals	426,694	400,970	314,412
GST payables	22,125	92,136	72,247
Interest payable	21,516	21,516	16,871
Other payables	-	12,968	10,169

Accruals and other current liabilities	470,335	527,590	413,699

10	Short-term borrowings

The short-term borrowings of S$2,273,000 (US$1,782,326) bear interest at 3.0% to 3.5% per month (non-compounded) and is repayable in full within 120 days from the date of disbursement or 30 calendar days after the invoice(s) have been fully paid by the customer, while the remaining borrowings of S$1,000,000 (US$784,129) bear interest at 1.0% to 3.0% per month (non-compounded) and is repayable in full within two to twelve months.

F-16

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

11	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and June 30, 2025:

Name of related parties	Relationship with the Company
Mains D’ Or Investments Ltd	A company controlled by the Company’s controlling shareholder
WIS Holdings Pte Ltd	A common shareholder of Mains D’Or Investments Ltd
Campaign Complete Solutions Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
Weishen Industrial Services Pte Ltd	Subsidiary of WIS Holdings Pte Ltd
WIS ICT Pte Ltd	A common shareholder of Mains D’Or Investments Ltd

i)	Significant transactions with related parties were as follows:

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Sales[1] to Campaign Complete Solutions Pte Ltd	240	35,958	28,196
Sales[2] to Weishen Industrial Services Pte Ltd	361,294	483,083	378,799

ii)	Significant balances with related parties were as follows:

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	S$	S$	US$

Trade receivable - related parties
Campaign Complete Solutions Pte Ltd	29,735	29,735	23,316
Weishen Industrial Services Pte Ltd	115,472	57,067	44,748
WIS Holdings Pte Ltd	-	546,892	428,834

Other payable - related parties[3]
Campaign Complete Solutions Pte Ltd	(42,950)	(42,950)	(33,678)
WIS Holdings Pte Ltd	(388,939)	(388,939)	(304,978)
Poo Chong Hee	(100,000)	(150,000)	(117,619)

Advance billing - related parties
Campaign Complete Solutions Pte Ltd	(32,815)	(7,709)	(6,045)
Weishen Industrial Services Pte Ltd	(50,809)	(134,901)	(105,780)

1 Sales comprise sales of robots of S$nil (2024: S$nil) and software revenue of S$240 (2024: S$240).

2 Sales comprise sales of robots of S$79,174 (2024: S$79,174) and software revenue of S$34,944 (2024: S$34,944).

3 The Company borrows money from the related parties for operation purposes. The loans carry interest of 10% per annum, are unsecured and are repayable in March 2025.

F-17

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

12	Shareholders’ equity

The Company was incorporated under the laws of the Cayman Islands on 24 August 2022. The original authorized share capital of the Company was US$50,000 divided into 62,500,000 shares comprising of 62,500,000 ordinary shares, par value US$0.0008 per share based on amended and restated memorandum and articles of association dated December 9, 2024.

13	Bank loans

The bank loans as of December 31, 2024 and June 30, 2025 are set out below:

2024

Bank loans	Currency	Period	Interest	Third party guarantee	Directors’ personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loan	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	520,740	381,159
						520,740	381,159

2025

Bank loans	Currency	Period	Interest	Third party guarantee	Directors’ personal guarantee	Carrying amount (S$)	Carrying amount (US$)
Secured fixed rate bank loan	SGD	2020 - 2025	2.75% -6.75%p P.a.	Guarantee from Poo Kow Peok, Poo Chen Boon and Poo Chong Hee	Corporate guarantee from Campaign Complete Solutions Pte Ltd and WIS Holdings Pte Ltd	262,110	205,528
						262,110	205,528

F-18

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

13	Bank loans (cont’d)

The bank loans as of December 31, 2024 and June 30, 2025 are set out below (cont’d):

December 31, 2024 (All amounts in S$)

Bank loans	Carrying amount	Within six months	2026	2027	2028	2029	Thereafter
Secured fixed rate bank loan	520,740	520,740	-	-	-	-	-

June 30, 2025 (All amounts in S$)

Bank loans	Carrying amount	Within six months	2026	2027	2028	2029	Thereafter
Secured fixed rate bank loan	262,110	262,110	-	-	-	-	-

June 30, 2025 (All amounts in US$)

Bank loans	Carrying amount	Within six months	2026	2027	2028	2029	Thereafter
Secured fixed rate bank loan	205,528	205,528	-	-	-	-	-

14	Revenues

	For the period ended June 30,
	2024	2025	2025
	S$	S$	US$

Sale of robotics	772,441	2,374,119	1,861,616
Software revenue	639,247	1,110,842	871,044

	1,411,688	3,484,961	2,732,660

F-19

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15	Segmental reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

1.	Sale of autonomous robotic cleaning equipment: Sale, warranty and maintenance of robots (“Robots”)
2.	Sale of facilities management software (“Facilities management software”)

The following tables present summary information by segment for the six months ended June 30, 2024 and 2025, respectively:

	For the six months ended June 30, 2024
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	772,441	639,247	-	1,411,688
Cost of revenues	(319,698)	(192,636)	-	(512,334)

Gross profit	452,743	446,611	-	899,354

Operating expenses:
General and administrative expenses	(380,928)	(2,330,298)	(622,216)	(3,333,442)

Total operating expenses	(380,928)	(2,330,298)	(622,216)	(3,333,442)

Income (loss) from operations	71,815	(1,883,687)	(622,216)	(2,434,088)

Other income, net:
Other income	22,495	51,972	932	75,399
Interest expense	(639)	(18,720)	-	(19,359)
Other expense	2,716	(6,501)	(15)	(3,800)

Total other income	24,572	26,751	917	52,240

Income (Loss) before tax expense	96,387	(1,856,936)	(621,299)	(2,381,848)
Income tax expense	105,526	11,024	12,062	128,612

Net income (loss)	201,913	(1,845,912)	(609,237)	(2,253,236)

F-20

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

15	Segmental reporting (cont’d)

	For the six months ended June 30, 2025
	Robots	Software services rendered	Others	Total
	S$	S$	S$	S$
Revenue	2,374,119	1,110,842	-	3,484,961
Cost of revenues	(1,378,696)	(480,680)	-	(1,859,376)

Gross profit	995,423	630,162	-	1,625,585
Operating expenses:
General and administrative expenses	(416,539)	(1,971,943)	(798,920)	(3,187,402)

Total operating expenses	(416,539)	(1,971,943)	(798,920)	(3,187,402)

Income (loss) from operations	578,884	(1,341,781)	(798,920)	(1,561,817)

Other income, net:
Other income	206,676	14,059	-	220,735
Interest expense	-	(218,900)	(5,000)	(223,900)
Other expense	78,884	(40,646)	(43,357)	(5,119)

Total other income (loss)	285,560	(245,487)	(48,357)	(8,284)

Income (loss) before tax expense	864,444	(1,587,268)	(847,277)	(1,570,101)
Income tax expense	-	-	-	-

Net income (loss)	864,444	(1,587,268)	(847,277)	(1,570,101)

The Company sells to two geographical locations which are mainly Singapore and Australia.

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six months ended June 30, 2024
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	555,254	226,346	781,600
Over time	217,187	412,901	630,088

	For the six months ended June 30, 2025
	Robots	Facilities Management Software	Total
	S$	S$	S$
Point in time	1,678,119	730,629	2,408,748
Over time	696,000	380,213	1,076,213

F-21

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

16	Income tax

Cayman Islands

Under the current tax laws of Cayman Islands, SIMPPLE is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payment of dividends to shareholders.

The Company’s subsidiaries are governed by the income tax laws in Singapore. The tax on the Company’s loss before tax differs from theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	For six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Tax expense attributable to loss is made up of:
Current income tax	-	-	-
(Over) provision current taxation in respect of prior period	(128,612)	-	-

	(128,612)	-	-

Loss before tax	(2,381,848)	(1,570,101)	(1,231,162)

Tax calculated at tax rate @17% (2024: 17%)	(404,914)	(266,917)	(209,297)
Effects of:
- Effect of tax rates in foreign jurisdiction	105,292	142,115	111,437
- Tax effect on expense not deductible for tax purposes	23,868	80,940	63,468
- Income not subject to tax	-	(340)	(267)
- Deferred tax assets on temporary differences not recognized	275,754	51,660	40,507
- Under/(Over) provision of current taxation in respect of prior period	(128,612)	-	-
- Others	-	(7,458)	(5,848)

Tax charge	(128,612)	-	-

As of December 31, 2024 and June 30, 2025, the Company has tax loss carry forwards of approximately S$4,833,862 and S$4,845,308 respectively. The related benefits have not been recognized in the financial statements. This is due to the unpredictability of future profit streams. The realization of the future income tax benefits from the above is available for an unlimited future period subject to the conditions imposed by law including the retention of majority shareholders as defined.

F-22

SIMPPLE LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

17	Other income

	For six months ended June 30,
	2024	2025	2025
	S$	S$	US$

Government grant	44,557	11,064	8,676
Miscellaneous Revenue	30,842	2,044	1,603
Reversal of provision on stock obsolescence	-	207,627	162,806

	75,399	220,735	173,085

18	Subsequent events

On 30 June 2025, the Company issued shares to shareholders in exchange for a receivable of S$2,551,601 (US$2,000,001). The receivable was fully collected on or before 30 September 2025, prior to the issuance of these interim condensed consolidated financial statements. Accordingly, the amount has been presented as a current asset in accordance with ASC 505-10-45-2.

F-23